Contact

www.linkedin.com/in/rodolfo-b-manzone-29290121 (LinkedIn)
www.yulex.com (Company)

Top Skills

Business Development
Commercialization
Sales

Rodolfo B. Manzone

President & CEO, Versalis Americas Inc
Greater Houston

Experience

Versalis Americas Inc.
President & CEO
December 2015 - Present (6 years 9 months)
Houston, Texas

Yulex Corporation
4 years 6 months

Managing Director, International
June 2013 - October 2015 (2 years 5 months)

Responsible for global expansion, technology licensing and strategic relationships

VP Market Development
May 2011 - June 2013 (2 years 2 months)
Phoenix, AZ

Drive the global Development and Commercialization of Yulex natural materials in Consumer, Medical and Industrial markets

AbTech Industries, Inc
Executive VP
February 2000 - May 2011 (11 years 4 months)

Titolo Technologies, Inc
Founder
2005 - 2011 (6 years)

Enichem Elastomers America Inc
Director, Business Development
February 1990 - January 2000 (10 years)

Exxon Chemical
Area Sales Manager
1984 - 1987 (3 years)

Education

Universita' degli Studi, Genova, Italy

Master's degree, Polymer Science, Radiation Chemistry · (1974 - 1980)

Liceo Classico "Andrea Doria", Novi Ligure, Italy

High School, Classical Studies, Latin & Greek